1995
                                   A N N U A L
                                   R E P O R T

                       The 1995 Annual Report includes the
                10-KSB for the fiscal period ended June 30, 1995,
         and the 10-QSB for the first quarter ended September 30, 1995.
       The reports were accepted by the Securities and Exchange Commission on December 15, 1995, and December 22, 1995, respectively.

                                     (logo)
                             SOURCE SCIENTIFIC, INC.

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Focused on Strengths

     As a worldwide provider of OEM products and services, Source has developed a solid base of technical expertise and a reputation for reliable, simple-to-use products. Over the decades, we have listened to our customers and applied a variety of technologies to solve problems in practical and economical ways. These long term relationships have been key in establishing Source's reputation in the biomedical industry as a solid OEM resource for devices, laboratory instruments, and services, including product development and contract manufacturing. Our customers are loyal, with high expectations, and our intention is to meet their expectations by delivering quality in every transaction. As a Company, we are committed to our customers and our shareholders as we build on a solid foundation of strengths, delivering exciting new products and quality services.

Product Designs to Secure the Future

     Source manufactures both private label and custom devices and instrumentation, as well as selected products under the Source label. Products include photometers, luminometers, fluorometers and robotic washing systems. In 1995, Source introduced two new products for OEM, which will expand our potential in the biomedical, food testing and environmental markets:
          The PlateMate(TM) Reader is the first in a series of microplate format analyzers with different detection capabilities. Microplates, or 96-well plates, are used extensively in immunoassay and infectious disease testing, and have become the standard for labs doing high-volume testing. Combining features not available on other analyzers, and very competitively priced, the PlateMate series will be attractive both as a replacement system and for first time purchase.
          The new FluoroStat(TM) fluorometric analyzer offers excellent performance where high sensitivity is required. A proprietary OEM instrument of similar design is currently being distributed for food testing.

Product Reliability and Service

     The business of Product Service -- including both repair and maintenance -- is growing. In today's cost constrained medical marketplace, instruments remain in service almost twice as long as 10 years ago. Source's instrument service programs are comprehensive but flexible to provide our client companies with the exact services they need. Our Produce Service center handles Source-manufactured products and products manufactured by others using the same demanding processes. Many manufacturers don't have the capacity or systems to offer such specialized programs and rely on Source as the most cost-effective means to keep their systems operational.

Quality in Manufacturing

     Source manufactures instrumentation and proprietary biomedical devices on a contract basis. Our manufacturing group has achieved "Certified Supplier" status from several of our clients, attesting that the goods shipped from Source meet quality standards and parts can be received directly into stock with no further inspection required. Achieving ISO-9001 certification in 1996 will complete Source's quality process documentation and enable us to meet international labeling requirements. Currently FDA certified, Source is focused on providing quality products for worldwide distribution.

The People Behind the Quality

     Behind each product and service that Source provides are people dedicated to quality and customer service. We are proud of the longevity, dedication and cooperative spirit of our staff, and we continue to improve our team effectiveness each year. From the customer service desk to the manufacturing floor, Source people are producing excellent products for customers who keep coming back.


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Dear Shareholders and Friends:

         In  fiscal  1995,   Source  achieved   significant   overall  financial
improvement and focused on product development to enhance the future growth of your Company. We reduced debt by $1,380,000 during the past year and increased working capital by $815,000. Productivity improved as revenue per employee increased to $90,000 from last year's $43,000. We also closed the year with a decreased inventory level. These improvements reflect the progress we are making in overcoming the financial obstacles the Company has faced this year. Our long-range goals and business plan activities are on target for developing positive results for the Company's future.

         Focusing  on  our  business   plan   "Platform   Technology",   we  are
particularly enthusiastic about our two new products developed in 1995, the FluoroStat(TM) Analyzer, and the PlateMate(TM) Reader Series. The debut of these two products at a recent international clinical chemistry exhibition generated much excitement among our regular OEM customers and created opportunities for new contracts and strategic alliances. Most importantly, our customers recognize our progress and are making longer-term commitments to Source manufacturing and service capabilities. Our engineering objective is to profitably meet the market demand for rapid, proprietary new product development. Under my direction, the processes of product design have been integrated with manufacturability and marketability, resulting in lower development expense and lower material and manufacturing labor costs.

         Source employees react favorably to opportunities for improving our processes, products and services. Initially, our products are engineered for manufacturing ease and speed, and we have applied purchasing and inventory control to achieve faster assembly cycles. Every action taken within the Company is purposed to add value to our products and reduce costs. This past year, we have focused efforts to establish and document our company-wide quality practices compliant with International Standards of Operation. We believe that achieving ISO-9001 certification will afford the Company significant international recognition and meet a requirement for achieving our international sales goals.

         The goal for fiscal 1996 is to expand our business through strategic partnering, acquisitions and mergers. A year ago, in my newly appointed position as President and Chief Executive Officer, the financial condition of the Company made those goals very difficult to achieve. Today, Source offers better financial health and greater capabilities for expansion into our industry marketplace. Combining the strength of our management with a culture of empowerment, innovation and entrepreneurial spirit, we are attracting many new opportunities-some extraordinary possibilities are before us in pending joint ventures and potential mergers.

         We believe that our customers, shareholders, financial partners, employees and vendors will continue to see improvements in operating procedures, manufacturing, quality, cost and return on investment with each passing year. Our thanks are due to our employees and our customers for the operating progress achieved in 1995, and to our shareholders (who include 30% of our employees!) for their patience and continued support.


Sincerely,
/s/RICHARD A. SULLIVAN
Richard A. Sullivan
President/CEO